Exhibit (a)(1)(P)

HUDSON TECHNOLOGIES EXTENDS TENDER OFFER
TO SEPTEMBER 7, 2007

Pearl River, New York - August 7, 2007 - Hudson Technologies, Inc. (Nasdaq: HDSN) announced today that it has extended its Tender Offer to all of its common shareholders to purchase and retire up to approximately 1.2 million additional shares of its common stock at a purchase price of $1.12 per share. The Tender Offer will now expire at 5:00 PM Eastern Time on September 7, 2007.

Hudson also announced today that it has amended the Tender Offer to allow all shareholders to tender up to 100% of their shares to the Company, subject only to the “Odd Lot” priority and proration provisions of the Tender Offer.

About Hudson Technologies
Hudson Technologies, Inc. is a leading provider of innovative solutions to recurring problems within the refrigeration industry. Hudson’s proprietary RefrigerantSide® Services increase operating efficiency and energy savings, and remove moisture, oils and other contaminants frequently found in the refrigeration circuits of large comfort cooling and process refrigeration systems. Performed at a customer’s site as an integral part of an effective scheduled maintenance program or in response to emergencies, RefrigerantSide® Services offer significant savings to customers due to their ability to be completed rapidly and at higher purity levels, and can be utilized while the customer’s system continues to operate. In addition, the Company sells refrigerants and provides traditional reclamation services to the commercial and industrial air conditioning and refrigeration markets. For further information on Hudson, please visit the Company’s web site at www.hudsontech.com. Information on Hudson’s website is not a part of this release.

This press release is for informational purposes only and is not an offer to buy or a solicitation of an offer to sell any shares of the Company’s common stock. The solicitation of offers to buy the Company’s common stock in the Tender Offer will only be made pursuant to: i) the Offer to Purchase, and the related materials, and the Supplement to the Offer to Purchase, which have previously been filed with the SEC, and which were previously mailed to shareholders of record and made available for distribution to beneficial owners of the Company’s common stock; and ii) the Second Supplement to the Offer to Purchase, which will be filed with the SEC today, and which will be mailed to shareholders of record, and also will be made available for distribution to beneficial owners of the Company’s common stock. Shareholders should read all of those materials carefully because they will contain important information, including the various terms and conditions of the Tender Offer, as amended. Shareholders can obtain the Offer to Purchase, all related materials and all Supplements for free at the SEC website at www.sec.gov or from our information agent for the Tender Offer, Continental Stock Transfer and Trust Company, by calling (800) 509-5586.

Contact:	Eric Anderson
Coltrin & Associates (for Hudson Technologies)
212-221-1616 ext.117 eric_anderson@coltrin.com